NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No. 82-4749

07023310

SEC MAIL PROCESSING SECTION RECEIVED MAY 4 2007 WASH. DC 160

April 24, 2007

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
<u>News Release Dated April 24, 2007</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

PROCESSED
MAY 15 2007 E
THOMSON
FINANCIAL

for D. MacAulay
Barb O'Neill

dlw 5/10

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **APRIL 24, 2007**

News Release: **07-04** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Northern Abitibi Announces Financing

Northern Abitibi Mining Corp. ('Northern Abitibi') is pleased to announce a proposed non-brokered private placement of up to 4,583,333 units (the "Units") at a price of $0.12 per Unit (the "Unit Issue Price"), for gross proceeds of up to $550,000.

Each Unit will consist of one common share and one-half of one share purchase warrant. Each whole warrant will entitle the holder to purchase an additional common share at a price of $0.16 for a period of 2 years from closing.

A cash finder's fee equal to 5% of the gross proceeds raised may be payable on a portion of the financing to registered dealers. As additional consideration, at the closing date, a registered dealer will be issued warrants (the "Finder Warrants") of the Corporation to purchase such number of Units as is equal to 5% of the aggregate number of Units purchased under the Offering by purchasers identified by the registered dealer and referred to the Corporation. Each Finder Warrant will be exercisable into one Unit at an exercise price equal to the Unit Issue Price for 24 months following the closing date.

The Units will be offered by way of private placement to accredited investors and any securities issued will be subject to a hold period equal to four months plus one day from the date of closing. This financing is subject to regulatory and TSX Venture Exchange approval.

Proceeds of the financing are to be used to fund a portion of the proposed 2007 exploration program on the Taylor Brook Nickel-Copper-Cobalt-PGE prospect located in northwestern Newfoundland, investigate new property acquisitions and for general working capital.

"Shane Ebert"

Shane Ebert, P. Geol.
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE — APRIL 24, 2007

News Release: **07-04** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Northern Abitibi Announces Financing

Northern Abitibi Mining Corp. ('Northern Abitibi') is pleased to announce a proposed non-brokered private placement of up to 4,583,333 units (the "Units") at a price of $0.12 per Unit (the "Unit Issue Price"), for gross proceeds of up to $550,000.

Each Unit will consist of one common share and one-half of one share purchase warrant. Each whole warrant will entitle the holder to purchase an additional common share at a price of $0.16 for a period of 2 years from closing.

A cash finder's fee equal to 5% of the gross proceeds raised may be payable on a portion of the financing to registered dealers. As additional consideration, at the closing date, a registered dealer will be issued warrants (the "Finder Warrants") of the Corporation to purchase such number of Units as is equal to 5% of the aggregate number of Units purchased under the Offering by purchasers identified by the registered dealer and referred to the Corporation. Each Finder Warrant will be exercisable into one Unit at an exercise price equal to the Unit Issue Price for 24 months following the closing date.

The Units will be offered by way of private placement to accredited investors and any securities issued will be subject to a hold period equal to four months plus one day from the date of closing. This financing is subject to regulatory and TSX Venture Exchange approval.

Proceeds of the financing are to be used to fund a portion of the proposed 2007 exploration program on the Taylor Brook Nickel-Copper-Cobalt-PGE prospect located in northwestern Newfoundland, investigate new property acquisitions and for general working capital.

"Shane Ebert"

Shane Ebert, P. Geol.
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **APRIL 24, 2007**

News Release: **07-04** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Northern Abitibi Announces Financing

Northern Abitibi Mining Corp. ('Northern Abitibi') is pleased to announce a proposed non-brokered private placement of up to 4,583,333 units (the "Units") at a price of $0.12 per Unit (the "Unit Issue Price"), for gross proceeds of up to $550,000.

Each Unit will consist of one common share and one-half of one share purchase warrant. Each whole warrant will entitle the holder to purchase an additional common share at a price of $0.16 for a period of 2 years from closing.

A cash finder's fee equal to 5% of the gross proceeds raised may be payable on a portion of the financing to registered dealers. As additional consideration, at the closing date, a registered dealer will be issued warrants (the "Finder Warrants") of the Corporation to purchase such number of Units as is equal to 5% of the aggregate number of Units purchased under the Offering by purchasers identified by the registered dealer and referred to the Corporation. Each Finder Warrant will be exercisable into one Unit at an exercise price equal to the Unit Issue Price for 24 months following the closing date.

The Units will be offered by way of private placement to accredited investors and any securities issued will be subject to a hold period equal to four months plus one day from the date of closing. This financing is subject to regulatory and TSX Venture Exchange approval.

Proceeds of the financing are to be used to fund a portion of the proposed 2007 exploration program on the Taylor Brook Nickel-Copper-Cobalt-PGE prospect located in northwestern Newfoundland, investigate new property acquisitions and for general working capital.

"Shane Ebert"

Shane Ebert, P. Geol.
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.

END